UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.

20549 FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement

☐ Form C-U: Progress Update

☐ Form C/A: Amendment to Offering Statement

    ☐ Check box if Amendment is material and investors must reconfirm within five business days.

☑ Form C-AR: Annual Report

☐ Form C-AR/A: Amendment to Annual Report

☐ Form C-TR: Termination of Reporting

☐ Form C-U: Progress Update

Name of issuer
Wahi Nutrition, Inc.

Legal status of issuer

    Form
    C-Corporation

    Jurisdiction of Incorporation/Organization
    Delaware

    Date of organization
    May 7, 2018

Physical address of issuer
10397 Balsam Ln, Eden Prairie, MN 55347

Website of issuer
https://www.wahiwater.com

Current number of employees
5

	Most recent fiscal year-end (2023)	Prior fiscal year-end (2022)
Total Assets	$171,457.63	$315,241.28
Cash & Cash Equivalents	$893.14	$63,395.90
Accounts Receivable	$6,356.37	$23,721.47
Short-term Debt	$106,738.62	$100,195.89
Long-term Debt	$105,000	$105,000
Revenues/Sales	$190,311.32	$156,084.13
Cost of Goods Sold	$102,476.74	$95,747.41
Taxes Paid	$2,500	$474.74
Net Income (Loss)	$(309,658.20)	$(624,236.76)

EXHIBITS
EXHIBIT A: Form C-AR
EXHIBIT B: Financials

EXHIBIT A
Annual Report
(EXHIBIT A TO FORM C-AR)
04/30/2024

Wahi Nutrition, Inc

This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the Company Offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

SUMMARY

The Business

Wahi Nutrition, Inc. ("the Company") was incorporated on May 7, 2018 under the laws of the State of Delaware, and is headquartered in the Minneapolis, Minnesota area. The Company infuses pharmaceutical grade plant extracts into water, which has been designed to deliver four specific health functions. The Company is based in Minneapolis, Minnesota and distributes their four flavors of Wahi Water predominantly to local, regional, and national grocery, health, and well-being retail stores.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and its financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks Related to the Company's Business and Industry

The development and commercialization of the Company's products are highly competitive. It faces competition with respect to any products that it may seek to develop or commercialize in the future. Its competitors include major companies worldwide. The personal care market is an emerging industry where new competitors are entering the market frequently. The beverage market is also competitive and subject to numerous competitors. Many of the Company's competitors have significantly greater financial, technical and human resources and may have superior expertise in research and development and marketing products and thus may be better equipped than the Company to develop and commercialize services. These competitors also compete with the Company in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, the Company's competitors may commercialize products more rapidly or effectively than the Company is able to, which would adversely affect its competitive position, the likelihood that its services will achieve initial market acceptance and its ability to generate meaningful additional revenues from its products and services.

Product safety and quality concerns, including concerns related to perceived quality of ingredients, or product recalls could negatively affect the Company's business. The Company's success depends in large part on its ability to maintain consumer confidence in the safety and quality of all its products. The Company has rigorous product safety and quality standards. However, if products taken to market are, or become, contaminated or adulterated, the Company may be required to conduct costly product recalls and may become subject to product liability claims and negative publicity, which would cause its business to suffer. In addition, regulatory actions, activities by nongovernmental organizations and public debate, and concerns about perceived negative safety and quality consequences of certain ingredients in its products may erode consumers' confidence in the safety and quality issues, whether or not justified, and could result in additional governmental regulations concerning the marketing and labeling of the Company's products, negative publicity, or actual or threatened legal actions, all of which could damage the reputation of the Company's products and may reduce demand for the Company's products.

The Company operates in a business that is highly regulated and subject to liability concerns. Compliance with regulatory requirements and changes in regulations could result in expenses and in diversion of management attention to the operations of the business. As a food production company, all of the Company's products must be compliant with regulations by the Food and Drug Administration (FDA). The Company must comply with various FDA rules and regulations, including those regarding product manufacturing, food safety, required testing, and appropriate labeling of the products. It is possible that regulations by the FDA and its interpretation thereof may change over time. As such, there is a risk that the Company's products could become non-compliant with the FDA's regulations and any such non-compliance could harm the business.

A product recall or an adverse result in litigation could have an adverse effect on the Company's business. The adverse effect depends on the costs of the recall, the destruction of product inventory, competitive reaction, and consumer attitudes. Even if a product liability claim is unsuccessful or without merit, the negative publicity surrounding such assertions could adversely affect their reputation and brand image. The Company also could be adversely affected if consumers in their principal markets lose confidence in the safety and quality of their products.

Maintaining, extending, and expanding the Company's reputation and brand image are essential to the Company's business success. The Company seeks to maintain, extend, and expand their brand image through marketing investments, including advertising and consumer promotions, and product innovation. Increasing attention to marketing could adversely affect the Company's brand image. It could also lead to stricter regulations and greater scrutiny of marketing practices. Existing or increased legal or regulatory restrictions on the Company's advertising, consumer promotions and marketing, or their response to those restrictions, could limit their efforts to maintain, extend and expand their brands. Moreover, adverse publicity about regulatory or legal action against the Company could damage the Company's reputation and brand image, undermine their customers' confidence and reduce long-term demand for their products, even if the regulatory or legal action is unfounded or not material to their   operations.

The Company's success in maintaining, extending, and expanding the Company's brand image depends on their ability to adapt to a rapidly changing media environment. The Company increasingly relies on social media and online dissemination of advertising campaigns. The growing use of social and digital media increases the speed and extent that information or misinformation and opinions can be shared. Negative posts or comments about the Company, their brands or their products on social or digital media, whether or not valid, could seriously damage their brand and reputation. If the Company does not establish, maintain, extend and expand their brand image, then their product sales, financial condition and results of operations could be adversely affected.

The Company may be unable to maintain, promote, and grow its brand through marketing and communications strategies. It may prove difficult for the Company to significantly increase the number of customers that it serves or to establish itself as a well-known brand. Additionally, the personal care and beverage markets may be markets in which customers will not have brand loyalty.

Failure by the Company's transportation providers to deliver their products on time or at all could result in lost sales. The Company currently relies upon third-party transportation providers for a significant portion of their product shipments. The Company utilization of delivery services for shipments is subject to risks, including increases in fuel prices, which would increase their shipping costs, employee strikes, and inclement weather, which may impact the ability of providers to provide delivery services that adequately meet their shipping needs. The Company may, from time to time, change third-party transportation providers, and the Company could therefore face logistical difficulties that could adversely affect deliveries. The Company may not be able to obtain terms as favorable as those they receive from the third-party transportation providers that they currently use or may incur additional costs, which in turn would increase their costs and thereby adversely affect their operating results.

The Company's expenses will significantly increase as they seek to execute their current business model. Although the Company estimates that it has enough cash and inventory runway to sustain operation, they will be increasing cash expenditures to promote revenue growth, continue research and development, and fund other Company operations after raising capital in this offering. Doing so could require significant effort and expense or may not be feasible.

The Company projects aggressive growth and meeting these projections are subject to numerous risks, many of which are outside of the Company's control. If these assumptions are wrong and the projections regarding market penetration are too aggressive, then the financial forecast may overstate the Company's overall viability. In addition, the forward-looking statements are only predictions. The Company has based these forward-looking statements largely on its current expectations and projections about future events and financial trends that it believes may affect its business, financial condition and results of operations. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Investors should not rely on the Company's financial projections in making an investment decision.

The Company's existing investors have not waived their pre-emptive rights and currently plan on exercising those rights. The pre-emptive right entitles those investors to participate in this securities issuance on a pro rata basis. If those investors choose to exercise their pre-emptive right, it could dilute shareholders in this round. This dilution could reduce the economic value of the investment, the relative ownership resulting from the investment, or both.

The Company has participated in Related Party Transactions. The Company has related party debt in which the Company owes $30,000 to a lender which is a related party of the Company. The loan bears no interest and is due in October of 2021. The Company also has related party transactions in the form of consulting agreements with two related parties. During 2020 and 2019, the Company incurred expenses of approximately $81,000 and $72,000, respectively, for business management and advisory services provided by related parties.

The Company has outstanding debt. The Company owes approximately $70,000 to the Minnesota Department of Employment & Economic Development (DEED) for an Angel Loan Fund Program loan. This loan was granted in December of 2020 and is not due for 84 months from the granting date. The loan does not accrue any interest, but the principal amount is payable with a 30% premium at the end of the term.

The Company has an outstanding EIDL loan advance. The Company owes approximately $4,000 for a Small Business Association EIDL loan advance. The EIDL loan is in the process of being granted and will follow the same terms as EIDL guidelines under the Small Business Association rules.

The auditing CPA has included a "going concern" note in the Audited Financials. The accompanying financial statements have been prepared assuming that the Company will continue as a going concern which contemplates continuation of operations, realization of assets, and payment of liabilities in the ordinary course of business. As shown in the accompanying financial statements, the Company has incurred certain net losses since inception. The Company's ability to continue as a going concern is dependent on meeting its obligations as they become due from cash generated from operations and/or through raising capital and ultimately achieving sustained profitable operations. During 2021, the Company intends to raise additional capital through various series of preferred stock offerings as well as participate in a crowdfunding campaign; however, it is undetermined how much capital is expected to be raised from future financing campaigns. Management believes the Company may continue to operate in its present form as a result of such changes. However, no assurance can be given that management's actions will result in sustained profitable operations or additional capital will be available when needed or on acceptable terms. If management is not successful with its plan, it is possible this could result in the Company needing to satisfy its obligations through the liquidation of its assets at values less than currently presented.

The outbreak of the novel coronavirus, COVID-19, has adversely impacted global commercial activity and contributed to significant declines and volatility in financial markets. The coronavirus pandemic and government responses are creating disruption in global supply chains and adversely impacting many industries. The outbreak could have a continued material adverse impact on economic and market conditions and trigger a period of global economic slowdown. The rapid development and fluidity of this situation precludes any prediction as to the ultimate material adverse impact of the novel coronavirus. Nevertheless, the novel coronavirus presents material uncertainty and risk with respect to the Funds, their performance, and their financial results.

BUSINESS

Description of the Business

Wahi Nutrition has entered the functional beverage category with the launch of *wahiwater*. With the infusion of pharmaceutical-grade plant extracts into a delicious beverage, Wahi allows consumers a cutting edge way to "drink intentionally" ™.

Business Plan

Wahi Nutrition has leveraged one of the top trends in food and beverage (plant-based products) by becoming one of the first companies to infuse pharmaceutical-grade plant extracts into water, which we designed to deliver four specific health functions - revive, purify, repair and drive.

Current offerings in the water category are only differentiated in a few primary marketing messages: pH, label design, charitable causes, and water source. Wahiwater innovates the product in the bottle by bringing pharmaceutical-grade plant extracts to water, for a refreshing way to hydrate before or after a workout, or throughout the day.

Investment and M&A activity in the beverage industry has grown in recent years, and is expected to continue to increase. Wahi Nutrition aims to disrupt this industry with our current offering, wahiwater, and continue to do so with the line extensions we foresee launching over the next 12 months.

Litigation

None.

DIRECTORS, OFFICERS, AND MANAGERS

The directors, officers, and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years
Geoff Murphy	Chief Executive Officer and Director	Establish sales and marketing strategy, support fundraising efforts and head up company operations.
Peter Blankenship	Co-Founder, President and Director	Support Sales, marketing, product development and fundraising activities.
Sam Blankenship	Co-Founder, Chief Product Officer and Director	Support product development, sales and marketing efforts.
Jeff Smith	Director	Investor and member of Board of Directors

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Amount outstanding	Voting rights	How this security may limit, dilute, or qualify the Securities issues pursuant to this Offering	Percentage ownership of the Company by the holders of such securities prior to the Offering	Other material terms
Common Stock	5,521,400	Yes	N/A	70.4%	N/A
Series Seed Preferred Stock	1,494,320	Yes	N/A	19%	Participating liquidation and voting rights as set forth in the COI
Series A Preferred Stock	832,408	Yes	N/A	10.6%	Participating liquidation and voting rights as set forth in the COI
Warrants for Common Stock	83,498	No, unless exercised	N/A	N/A	N/A
Options for Common Stock	885,000	No, unless exercised	N/A	N/A	N/A
Restricted Stock Units (RSUs)	600,000	No, unless shares delivered	N/A	N/A	N/A

The Company has an additional 515,000 shares available for granting under their equity incentive plan.

The Company has the following debt outstanding:

The Company has outstanding debt. The Company approximately owes $70,000 to the Minnesota Department of Employment & Economic Development (DEED) for an Angel Loan Fund Program loan. This loan was granted in December of 2020 and is not due for 84 months from the granting date. The loan does not accrue any interest, but the principal sum is due payable with a 30% premium at the end of the term.

Ownership

A majority of the company is owned by two individuals, the co-founders, Peter Blankenship and Sam Blankenship.

Below are the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Number and type/class of security held	Percentage ownership
Peter Blankenship	2,619,089 Common and Series Seed Preferred Stock	33.37%
Sam Blankenship	2,540,685 Common and Series Seed Preferred Stock	32.37%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit B.

Operations

Wahi Nutrition, Inc. ("the Company") was incorporated on May 7, 2018 under the laws of the State of Delaware, and is headquartered in Eden Prairie, Minnesota. Wahi Nutrition, Inc. (the "Company") has leveraged the number one trend in the food and beverage industry (plant-based products) by becoming the first company to infuse pharmaceutical grade plant extracts into water, which has been designed to deliver four specific health functions. The Company is based in Minneapolis, Minnesota and distributes their four flavors of Wahi Water predominantly to local, regional, and national grocery, health, and well-being retail stores.

Liquidity and Capital Resources

We have approximately $893.14 cash on hand as of December 31, 2023, which will be augmented by the Offering proceeds and used to execute our business strategy.

The Company currently does not have any additional outside sources of capital other than the proceeds from the Combined Offerings.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Readerss should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Readers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit B.

Valuation

Before making an investment decision, you should carefully consider this valuation and the factors used to reach such valuation. Such valuation may not be accurate and you are encouraged to determine your own independent value of the Company prior to investing.

As discussed in "Dilution" below, the valuation will determine the amount by which the investor's stake is diluted immediately upon investment. An early-stage company typically sells its securities (or grants options over its securities) to its founders and early employees at a very low cash price, because they are, in effect, putting their "sweat equity" into the Company. When the Company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their securities than the founders or earlier investors, which means that the cash value of your stake is immediately diluted because each share of the same type is worth the same amount, and you paid more for your Shares than earlier investors did for theirs.

There are several ways to value a company. None of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Liquidation Value - The amount for which the assets of the Company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, this value does not reflect the potential value of a business, e.g. the value of the secret recipe. The value for most startups lies in their potential, as many early stage companies do not have many assets (they may need to raise funds through a securities offering in order to purchase some equipment).

Book Value - This is based on analysis of the Company's financial statements, usually looking at the Company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e. what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks or trade names, are very valuable but are not usually represented at their market value on the balance sheet.

Earnings Approach - This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. Typically liquidation value and book value will produce a lower valuation than the earnings approach. However, the earnings approach is also most likely to be risky as it is based on many assumptions about the future, while the liquidation value and book value are much more conservative.

Future investors (including people seeking to acquire the Company) may value the Company differently. They may use a different valuation method, or different assumptions about the Company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the Company at a lower price than the initial investors did. If this happens, the value of the investment will go down.

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Previous Offering	Date of Previous Offering	Offering Exemption Relied Upon	Type of Securities Offered	Amount of Securities Sold	Use of Proceeds of the Previous Offering
Founder's Common Round	June 2018	4(a)2	Common Stock	5,521,400	Continuing working capital
Series Seed Preferred	Closed: June 2021	Regulation D, 506(b)	Series Seed Preferred Stock	1,494,320	Continuing working capital

Series A Preferred Equity	Closed: December 2021	Regulation CF	Preferred Stock	619,909	Continuing working capital
Series A-1 Preferred Equity	Closed: December 2023	Regulation D, 506(b)	Preferred Stock	212,500	Continuing working capital

Dilution

When the Company issues more shares (or additional equity interests), the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If a company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors mostly occurs when a company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

- In June 2014 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.

- In December, the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.

- In June 2015 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any manager, director, or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of the foregoing persons or an entity controlled by any such person(s).

The Company has conducted the following transactions with related persons: The Company has related party transactions in the form of consulting agreements with two related parties.

Bad Actor Disclosure

None.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/ /Peter Blankenship/

(Signature)

Peter Blankenship

(Name)

Co-Founder, President and a Director

(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/ /Peter Blankenship/

(Signature)

Peter Blankenship

(Name)

Co-Founder, President and a Director

(Title)

04/30/2024

(Date)

/s/ /Geoff Murphy/

(Signature)

Geoff Murphy

(Name)

Chief Executive Officer and a Director

(Title)

04/30/2024

(Date)

/s/   /Sam Blankenship/

_____

(Signature)

Sam Blankenship

_____

(Name)

Co-Founder, Chief Product Officer and a Director

_____

(Title)

04/30/2024

_____

(Date)

/s/   /Jeff Smith/

_____

(Signature)

Jeff Smith

_____

(Name)

Director

_____

(Title)

04/30/2024

_____

(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001

EXHIBIT B

*Financial*s

Wahi Nutrition, Inc.

COMPANY CERTIFIED FINANCIALS
[Unaudited]

I, Peter Blankenship, certify that the financial statements of Wahi Nutrition Inc. as of 31/12/2023 included in this Form are true and complete in all material respects to the best of my knowledge.

/Peter Blankenship/

Peter Blankenship
President
Wahi Nutrition Inc.
30/04/2024

Wahi Nutrition, Inc.

Profit and Loss
January - December 2023

	TOTAL
Income	
4100 Sales of Product Income	189,920.56
4150 Shopify Sales	17,674.67
4200 Discounts given	-17,074.57
4300 Returns	-209.34
Total Income	**$190,311.32**
Cost of Goods Sold	
5000 Cost of Goods Sold	
5010 Bottles	17,375.04
5015 Cans	22,601.04
5020 Caps	3,460.88
5030 Labels	9,933.16
5040 Ingredients	6,690.31
5045 Trays/Packaging- COGS	4,648.54
5050 Water - COGS	806.95
5055 Set Up Fees	900.00
5060 Copacking	31,642.13
5090 Shopify COGS	4,418.69
Total 5000 Cost of Goods Sold	**102,476.74**
5100 Freight In - Copacker	10,834.39
5200 Chargebacks	14,464.91
5300 Freight Out, Fulfillment, & Storage	
5310 Freight Out	
5311 Freight Out from Copacker - Warehouse	2,748.14
5312 Freight Out - Warehouse to Distibutor	1,537.25
5313 Freight Out - Stores	32,066.70
Total 5310 Freight Out	**36,352.09**
5320 Storage Fees	20,857.85
5330 Fulfillment & Handling Services	20,699.14
5350 Customer Penalties	3,474.99
Total 5300 Freight Out, Fulfillment, & Storage	**81,384.07**
5900 Other Costs of Services - COS	6,210.65
Distribution Fees-Mclane	530.00
Total Cost of Goods Sold	**$215,900.76**
GROSS PROFIT	**$ -25,589.44**
Expenses	
6200 Sales & Marketing	
6210 Advertising & Marketing	5,853.93
6215 Product Samples	7,389.77

	TOTAL
6223 Broker Fees	1,615.31
6225 Customer Acquisition	11,092.20
6230 Promotions	25,334.67
6250 Website	748.00
6255 EDI Fees	3,550.52
6260 Shopify Fees	588.29
Total 6200 Sales & Marketing	**56,172.69**
6400 General & Administrative	
6425 Travel	8,350.74
6430 Meals	1,057.39
6445 Bill.com Fees	1,756.38
6455 Donated Products	1,205.28
6458 Expiring Products	2,733.70
6459 Destroyed Product	21,078.14
6460 Office Supplies & Software	5,399.22
6465 Business Insurance	15,802.81
6466 Business Phone	390.83
6470 Bank Charges & Fees	604.24
6475 QuickBooks Payments Fees	19.92
6480 Dues & Subscriptions	5.79
6482 Professional Memberships	500.00
6485 Postage and Shipping	70.90
6490 Taxes & Licenses	2,280.00
6494 Charitable Contributions	424.52
Total 6400 General & Administrative	**61,679.86**
6500 Legal / IP / Professional Services	
6510 Contractors	38,000.00
6530 Legal Services	22,572.50
6540 Accounting Services	81,200.00
6545 Tax	2,500.00
Total 6500 Legal / IP / Professional Services	**144,272.50**
Total Expenses	**$262,125.05**
NET OPERATING INCOME	$ -287,714.49
Other Income	
7180 Credit Card Cash Reward	494.42
Total Other Income	**$494.42**
Other Expenses	
8100 Interest Expense	17,386.71
8200 Credit Card Interest	4,889.38
8300 Loan Fees Expense	162.04

	TOTAL
8500 Ask My Client	0.00
Total Other Expenses	**$22,438.13**
NET OTHER INCOME	$ -21,943.71
NET INCOME	$ -309,658.20

Wahi Nutrition, Inc.

Balance Sheet

As of December 31, 2023

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
1010 Checking	893.14
1015 Shopify Clearing	-931.45
1020 Money Market-Escrow	0.00
1040 Bill.com Money Out Clearing	0.00
1050 AP Clearing	0.00
CVS Clearing Account	0.00
Total 1050 AP Clearing	**0.00**
Total Bank Accounts	**$ -38.31**
Accounts Receivable	
1110 Accounts Receivable	6,356.37
Total Accounts Receivable	**$6,356.37**
Other Current Assets	
1210 Undeposited Funds	0.00
1291 Subscription Receivable	0.00
1292 Employee Receivable	0.00
1293 Employee Advances	0.00
1300 Inventory Asset	0.00
1310 Inventory - Raw Materials	90,906.97
1320 Inventory -Finished Product	66,078.41
Total 1300 Inventory Asset	**156,985.38**
1400 Prepaids	0.00
1410 Prepaid Expenses	3,154.19
Total 1400 Prepaids	**3,154.19**
1500 Deferred Offering Expense	5,000.00
Total Other Current Assets	**$165,139.57**
Total Current Assets	**$171,457.63**
Fixed Assets	
1610 Software / Website	0.00
Total Fixed Assets	**$0.00**
Other Assets	
1900 Deferred Income Taxes	
1910 Deferred Tax Asset	554,000.00
1920 Valuation Allowance	-554,000.00
Total 1900 Deferred Income Taxes	**0.00**
Total Other Assets	**$0.00**
TOTAL ASSETS	**$171,457.63**

Wahi Nutrition, Inc.

Balance Sheet

As of December 31, 2023

	TOTAL
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
2110 Accounts Payable (A/P)	429,874.21
Total Accounts Payable	**$429,874.21**
Credit Cards	
2210 Capital One	20,434.14
Total Credit Cards	**$20,434.14**
Other Current Liabilities	
2310 Accrued Expenses	0.00
2315 Accrued Interest - Intuit Loan	-31.72
Total 2310 Accrued Expenses	**-31.72**
2320 Due-Peter Blankenship	0.00
2330 Due-Sam Blankenship	37,000.00
2340 Intuit Financing	47,867.63
2380 Short-Term Debt	100,000.00
Accrued Interest - ST Debt	6,738.62
Total 2380 Short-Term Debt	**106,738.62**
Total Other Current Liabilities	**$191,574.53**
Total Current Liabilities	**$641,882.88**
Long-Term Liabilities	
2420 Long-Term Debt	100,000.00
Accrued Interest - LT Debt	5,000.00
Total 2420 Long-Term Debt	**105,000.00**
2430 Convertible Notes - 2023	10,000.00
Accrued Interest - Convertible Notes	887.76
Total 2430 Convertible Notes - 2023	**10,887.76**
2440 On Deck Capital Loan	23,411.16
Total Long-Term Liabilities	**$139,298.92**
Total Liabilities	**$781,181.80**
Equity	
3000 Opening Balance Equity	0.00
3100 Common Stock	58.46
3110 Common Stock APIC	427,166.21
3200 Series Seed Preferred	14.95
3210 Series Seed Preferred APIC	1,184,283.44
3215 Series A-1 Preferred	6.20
3220 Series A-1 Preferred APIC	680,124.90
3225 Series A-2 Preferred	2.13

Wahi Nutrition, Inc.

Balance Sheet

As of December 31, 2023

	TOTAL
3230 Series A-2 Preferred APIC	335,497.87
3500 Retained Earnings	-2,927,220.13
Net Income	-309,658.20
Total Equity	**$ -609,724.17**
TOTAL LIABILITIES AND EQUITY	**$171,457.63**

Wahi Nutrition, Inc.

Statement of Cash Flows

January - December 2023

	TOTAL
OPERATING ACTIVITIES	
Net Income	-309,658.20
Adjustments to reconcile Net Income to Net Cash provided by operations:	
1110 Accounts Receivable	17,365.10
1310 Inventory Asset:Inventory - Raw Materials	39,129.59
1320 Inventory Asset:Inventory -Finished Product	27,340.18
1410 Prepaids:Prepaid Expenses	1,478.58
1500 Deferred Offering Expense	-5,000.00
2110 Accounts Payable (A/P)	99,219.47
2210 Capital One	4,318.70
2310 Accrued Expenses	-2,660.00
2315 Accrued Expenses:Accrued Interest - Intuit Loan	-31.72
2320 Due-Peter Blankenship	0.00
2340 Intuit Financing	25,374.45
Short-Term Debt:Accrued Interest - ST Debt	6,542.73
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**213,077.08**
Net cash provided by operating activities	**$ -96,581.12**
FINANCING ACTIVITIES	
2430 Convertible Notes - 2023	10,000.00
2440 On Deck Capital Loan	23,411.16
Convertible Notes - 2023:Accrued Interest - Convertible Notes	887.76
3220 Series A-1 Preferred APIC	-1,188.00
Net cash provided by financing activities	**$33,110.92**
NET CASH INCREASE FOR PERIOD	**$ -63,470.20**
Cash at beginning of period	63,431.89
CASH AT END OF PERIOD	**$ -38.31**